ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN  46032-1404
Telephone (317) 706-9200

October 21, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           ITT Educational Services, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 19, 2009

Form 10-Q for the Quarter Ended June 30, 2009
Filed July 23, 2009

File No. 1-13144

Dear Mr. Spirgel:

This letter is intended to respond to your comment letter dated September 11, 2009, and subsequent calls with your Staff.  With your permission, rather than respond to the three comments raised in your letter, I will summarize the Company’s plans to change, in the fourth quarter of 2009, its accounting method for direct costs incurred that relate to the enrollment of new students (“direct marketing costs”).

The Company’s current accounting method of capitalizing and amortizing direct marketing costs over the period during which the revenue streams from the associated contracts are recognized is an accounting method that is acceptable under, and in accordance with, GAAP.  An acceptable alternative GAAP accounting method involves expensing direct marketing costs in the period incurred.  After reviewing both acceptable GAAP accounting methods in more detail, the Company believes that expensing direct marketing costs in the period incurred is a preferable GAAP accounting method.  The Company notes that other registrants in its industry expense direct marketing costs in the period incurred.

After consulting with its independent registered public accounting firm, including the firm’s national office, the Company’s accounting firm concurred with the Company’s determination that, while both GAAP accounting methods for direct marketing costs are acceptable under, and in accordance with, GAAP, the preferable accounting method for the Company is to expense direct marketing costs in the period incurred.  As a result, the accounting firm told the Company that the firm will issue the Company a preferability letter to that effect.

The Company will implement the change in accounting method for direct marketing costs in its fourth quarter of 2009.  Nevertheless, the Company will disclose the upcoming change in its earnings call later this week and in its Form 10-Q for the third quarter of 2009.  Since this is a change from one acceptable GAAP accounting method to another that is preferable and there was no error in the Company’s accounting for direct marketing costs, the Company will follow the guidance in ASC 250 for adjusting its financial statements in its upcoming Form 10-K.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Executive Vice President
   and Chief Financial Officer

cc:           Brian J. Lane
Gibson, Dunn & Crutcher, LLP
Michael V. Costanzo
PricewaterhouseCoopers, LLP